Newmont Mining Corporation 1700 Lincoln Street Denver, CO 80203 Phone 303.837.5927 Facsimile 303.837.6185 www.newmont.com

May 3, 2006

Miss Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC 20549-0405

VIA FACSIMILE: (202) 772-9220	Pages: 11

Re:	Newmont Mining Corporation: Accounting Policy – Ore on Leach Pads:

Telephone Conversation on Wednesday, April 5, 2006 re: “Unaudited”

Dear Ms. Davis:

Further to our discussion on the above-mentioned call, please find attached a response by PricewaterhouseCoopers that outlines the compliance and substantive audit procedures performed on the ore on leach pads balance at December 31, 2005 and 2004.

I look forward to speaking with you on our scheduled conference call tomorrow.

Sincerely,

/s/ Russell Ball

Russell Ball

VP and Controller.

PricewaterhouseCoopers LLP

1670 Broadway, Suite 1000

Denver CO 80202

Telephone (720) 931 7000

Facsimile (720) 931 7100

Miss. Jill S. Davis

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 710

Washington, DC 20549-0453

Re: Newmont Mining Corporation - Comment Number 17 in your comment letter dated April 5, 2006

Dear Miss. Davis

During our telephone discussion on April 5, 2006 in which yourself and Mr. Kevin Stertzel of the Securities and Exchange Commission (“SEC”), Mr. Russell Ball and Mr. David Ottewell of Newmont Mining Corporation (“Newmont” or the “Company”) and myself and Mr. Stuart Absolom of PricewaterhouseCoopers LLP (“PwC”) participated, we discussed the reasons as to why the Company’s disclosure of per ounce costs of ore on leach pads in the Company’s consolidated financial statements was marked as “unaudited.”

As we discussed during our teleconference, the per ounce cost of ore on leach pads disclosure was marked as “unaudited” by the Company solely because it is not a measure of operating performance or liquidity specifically defined by generally accepted accounting principles in the United States of America (“GAAP”). We confirm to you that the scope of our audit of the Company’s consolidated financial statements, which was conducted in accordance with the standards of the Public Company Accounting Oversight Board, was unrestricted. Of course, our audit was not designed to report separately on the per ounce cost of ore on leach pads.

In response to your request, we are providing the following summary of audit procedures performed on the ore on leach pads balance at December 31, 2005 and 2004 as part of our audit of the Company’s consolidated financial statements.

In planning our integrated audit we assessed the risk related to the ore on leach pads balance as high, due to the significant judgment involved in determining when and what amount of costs should be added to or released from the ore on leach pads inventory balance. We obtained an understanding of the ore on leach pads process by obtaining and reviewing management’s documentation of the ore on leach pads process (the “Process”). We then performed a design assessment of the Process to determine that the key controls identified by management address all the relevant financial statement assertions. We then performed a walkthrough of the process to validate our understanding of the process and to determine that management had identified the appropriate key controls to address all the relevant financial statement assertions. We noted that management’s documentation identified key controls around the allocation of production costs to and from the ore on leach pads, the addition and deduction of gold ounces to the leach pads, and the testing of the leach pads at period end reporting date for any impairment (net realizable value). We then tested the key controls identified by management for operating effectiveness through both independent test of the key controls and reperforming some of the controls testing performed by management as part of their assessment of internal controls over financial reporting. As the determination of the gold content in the process is dependant on work performed by the Company’s engineering department employees, we performed the procedures required by SAS 73 “Using the work of a Specialist” to determine whether we could rely on such work, which included reviewing their resumes to determine whether they have the appropriate qualifications and experience, developing an understanding of the scope and objectivity of their work, reviewing the data used by the specialists and whether the same assumptions and estimates have been utilized on a consistent basis.

Having obtained considerable audit comfort from control testing, we then developed our substantive testing approach which comprised both substantive analytic procedures and certain test of details. Our substantive testing approach was designed to obtain a moderate level of assurance based upon the reliance we could place on the controls testing performed by ourselves and the Company.

Our substantive test of details included:

•	reconciling the movement of ore on leach pad balances between the income statement and the balance sheet. This involved the testing of production costs, amounts transferred to the leach pad balances as ore is placed on the leach pads and the release of costs as solution from leach pads inventory transfers to gold in circuit processing and ultimately is released to cost of sales, as gold bars are sold in the subsequent stages of the production process. These allocations are made based upon the estimates of contained gold placed on leach pads, the actual solution containing gold recovered from the leach pads and ultimately gold contained in ore bars sold.

•	Assessment of inputs used in computations principally through discussions with relevant Company personnel as to how the leach pad model assumptions were determined and obtaining explanations for any changes in those assumptions.

•	Reperforming the ore on leach pads net realizable value calculations.

•	We attended the annual stock pile and leach pad physical inventory at December 28, 2005 and ensured that physical records appropriately reconciled to data used to support the December 31, 2005 inventory balances.

Attached as Appendix A to this letter is a listing of the detailed procedures performed by us in this area in connection with our audit of the Company’s consolidated financial statements. In our judgement our audit procedures summarized above are sufficient in supporting our audit opinion on the consolidated financial statements. We trust that the above satisfies your request. We would be pleased to discuss this further if you so wish. Please feel free to contact me at (720) 931-7241.

TJ Mangold

Partner

Detailed inventory procedures	Appendix A

The following provides additional detail on audit procedures performed in connection with our audit of the Company’s consolidated financial statements as they relate to the Company’s Ore on Leach Pads balances, as disclosed in the balance sheet of the Company at December 31, 2005 and 2004. We believe our procedures were sufficient for their purpose and not limited in scope in anyway. Specifically our procedures included (but were not limited to):

1)	We obtained management’s documentation of processes, sub-processes (including leach pads) and controls for the inventory process including documentation for:

i) physical balances and movements of leach pad ore,

ii) cost application to leach ore and leach pads; and

iii) impairment of leach pads valuation.

We ensured such documentation:

i) identified appropriate key controls related to appropriate accounts and disclosures and that these mapped to appropriate financial statement assertions;

ii) was sufficiently specific and detailed to complete an evaluation of design effectiveness for this process.

2)	Confirmed our understanding of the inventory process and related sub-processes (including leach pads) by performing a walkthrough from origination, through the company’s information systems, until it is reflected in the company’s financial report for each major class of transaction identified for the inventory process including:

i) physical leach pad ore balances and movements in leach pad ore.

ii) cost allocations to the leach pads; and

iii) impairment of leach pad valuations as a result of net realizable value tests.

The walkthrough addressed both manual and automated controls and procedures included obtaining documentation and/or reports to support management documentation in part 1) above and interviewing client personnel (both operational and accounting).

3)	Performed a design assessment and evaluated whether management had identified all appropriate key manual and automated controls for the inventory process based on management’s documentation, the results of our walkthrough and other procedures.

4)	Designed a test plan to determine evidence required to evaluate the operating effectiveness of key controls for the inventory process and related sub-processes (including leach pad material).

5)	Executed our test plan established above, by testing the key controls identified by management by inquiry, observation, examination, and/or reperformance after considering factors such as inherent risk, complexity or pervasiveness of the balance, effectiveness of company-level controls, history of misstatement due to error or fraud or of control deficiencies, and the results of management’s testing. The key controls identified in relation to leach pad balances either occurred on a monthly, quarterly or annual basis. The key controls tested during the audit included1:-

a.	EA.2 Net Production costs, allocated to all inventory balances, are reviewed and approved – Monthly control. This control test comprises (i) Obtaining the reconciliation and testing to see whether it has been appropriately reviewed and approved (ii) Testing that the reconciliation is mathematically accurate (iii) Agreeing the amounts included in the reconciliation to the general ledger and physical values to reciprocal controls ED.4 through ED.7 and (iv) investigating any reconciling items. This control addresses the financial statement assertions of completeness, accuracy and valuation;

b.	EA.3 Stockpile valuation is calculated, reviewed and approved – Monthly control.-; This control test comprises (i) Obtaining the reconciliation and testing to see whether it has been appropriately reviewed and approved (ii) Testing that the reconciliation is mathematically accurate (iii) Agreeing the amounts included in the reconciliation to the general ledger and physical values to reciprocal controls ED.4 through ED.7 and (iv) investigating any reconciling items. This control addresses the financial statement assertions of completeness, accuracy and valuation;

c.	EA.4 End of month leach pad inventory valuation and classification between short term and long term is calculated reviewed and approved – Monthly control. This control test comprises (i) Obtaining the reconciliation and testing to see whether it has been appropriately reviewed and approved (ii) Testing that the reconciliation is mathematically accurate (iii) Agreeing the amounts included in the reconciliation to the general ledger and physical values to reciprocal controls ED.4 through ED.7 and (iv) investigating any reconciling items. This control addresses the financial statement assertions of completeness, accuracy, valuation and presentation and disclosure;

d.	EA.5 In-process inventory valuation is calculated, reviewed and approved - Monthly control. This control test comprises (i) Obtaining the reconciliation and testing to see whether it has been appropriately reviewed and approved (ii) Testing that the reconciliation is mathematically accurate (iii) Agreeing the amounts included in the reconciliation to the general ledger and physical values to reciprocal controls ED.4 through ED.7 and (iv) investigating any reconciling items. This control addresses the financial statement assertions of completeness, accuracy and valuation;

[1]	Note control reference are not in sequential order as only controls directly related to the inventory sub-process for leach pads have been identified.

e.	EB.1 Net Realizable Valuation (“NRV”) calculation is prepared, reviewed and approved – Quarterly control. This control test comprises (i) Obtaining the net realizable value calculation and testing to see whether it has been appropriately reviewed and approved (ii) Testing that the calculation is mathematically accurate (iii) Agree any net realizable value adjustment to the general ledger and (iv) investigating any reconciling items. This control addresses the financial statement assertions of completeness, accuracy and valuation;

f.	ED.4 End of Month Stockpile Survey is compared to Theoretical production, differences are analyzed/reviewed and adjustments if required are approved and made – Monthly control. This control test comprises (i) Obtaining the reconciliation and testing to see whether the reconciliation has been performed and appropriately reviewed and approved (ii) Testing that the reconciliation is mathematically accurate (iii) Agree the amounts included in the reconciliation to the engineering records and (iv) investigating any reconciling items. This control addresses the financial statement assertions of completeness, accuracy and valuation;

g.	ED.5 A reconciliation of the mine model to actual production is completed, analyzed/reviewed and adjustments if required are approved and made – Annual control. This control test comprises (i) Obtaining the reconciliation and testing to see whether it has been performed and appropriately reviewed and approved (ii) Testing that the reconciliation is mathematically accurate (iii) Agree the amounts included in the reconciliation to the engineering records and (iv) investigating any reconciling items. This control addresses the financial statement assertions of completeness and accuracy;

h.	ED.6 A reconciliation of leach pad actual output and forecast output are compared, analyzed/reviewed and adjustments if required are approved and made – Monthly control. This control test comprises (i) Obtaining the reconciliation and testing to see whether it has been performed and appropriately reviewed and approved (ii) Testing that the reconciliation is mathematically accurate (iii) Agree the amounts included in the reconciliation to the engineering records and (iv) investigating any reconciling items. This control addresses the financial statement assertions of completeness and accuracy;

i.	ED.7 A reconciliation of actual production to theoretical production (metallurgical balance) is compared, analyzed/reviewed and adjustments if required are approved and made – Monthly control. This control test comprises (i) Obtaining the reconciliation and testing to see whether it has been performed and appropriately reviewed and approved (ii) Testing that the reconciliation is mathematically accurate (iii) Ensure that any variance reports that identify sources of the discrepancy are examined and that remedial action taken to address the situation are investigated and (iv) Agree the amounts included in the reconciliation to the engineering records. This control addresses the financial statement assertions of completeness and accuracy.

6)	In addition where the Company used knowledgeable specialists in its identified controls (e.g. engineers, or assayers) we performed procedures to evaluate their competence objectivity and methods in accordance with requirements of SAS 73 “Using the Work of a Specialist”. We relied on the work of the specialist for determination of the quantity of gold ounces contained in the respective leach pad which is utilized in the respective leach pad net realizable value calculations. We also tested management’s controls over their use of specialists.

7)	Based on the results of our control testing (design and operating effectiveness) we considered the effect, if any, on the nature, timing and extent of substantive testing to be performed to gain sufficient audit comfort. Our substantive testing procedures are described in points 8 through 13 below.

8)	We performed substantive analytical procedures on the ore in leach pad at the balance sheet date which included:

a.	developing expectations based on i) industry knowledge, ii) previous Newmont operations results (on a disaggregated basis – e.g. by leach pad), and ii) calculating ratios based on prior period results

b.	determining thresholds for investigation based on expectations and materiality

c.	Computing differences between actual results and expectations including i) performing a fluctuation analysis, ii) dividing the account balance into component parts, iii) analyzing trends in the company’s leach pad balances, iv) computing financial ratios, v) preparing an analysis of the leach pad balances, costs and sales by performing a reconciliation of changes in inventory by stocking point (including stock piles, leach pads, in-circuit material and finished goods) to cost of goods sold vi) analyzing trends in the inventory reserve balances

d.	Investigating significant differences, obtaining appropriate additional audit evidence as appropriate and drawing a conclusion

These substantive analytical procedures address the financial statement assertions of completeness, accuracy, valuation, existence, cutoff, rights and obligations and presentation and disclosure.

9)	We subsequently tested the reconciliation of the physical inventory at December 31, 2005, to the amount recorded in the general ledger, and enquired and investigated where material adjustments existed. This involved the testing of production costs, amounts transferred to the leach pad balances as ore is placed on the leach pads and the release of costs as solution from leach pads inventory transfers to gold in circuit processing and ultimately is released to cost of sales, as gold bars are sold in the subsequent stages of the production process. These allocations are made based upon the estimates of contained gold placed on leach pads, the actual solution containing gold recovered from the leach pads and ultimately gold contained in dore bars sold. This procedure addresses the financial statement assertions of completeness, accuracy, valuation, existence and cutoff.

10)	Making a number of general inquiries of management and then performing additional procedures as required. Such inquiries included:

a.	We inquired of management as to whether there were any significant changes in gross profit percentages, costs, or selling prices, and corroborated the results of these inquiries with the results of our substantive analytical procedures. Where necessary we obtained supporting documentation for the explanations provided;

b.	We inquired whether significant estimates affecting inventories have been reviewed by an appropriate person. The results of this inquiry were corroborated with our testing of key control EB1 and point 12 below,

c.	We inquired of management as to whether inventory turnover had been computed and compared to prior periods and expectations/budgeted amounts, and corroborated the results of these inquiries with the results of our substantive analytical procedures. Where necessary we obtained supporting documentation for the explanation provided.

d.	We inquired as to whether consideration of mining industry requirements and SEC guidance in Industry Guide 7 have been made including:

•	ensuring inventory is valued at the lower of cost or market, including precious metals inventories of dore and bullion, in-process inventory and stockpiled ore, These inquires were corroborated through the results of our testing of key control EB 1, the results of our analytical procedures and reperformance of the net realizable value calculation

•	ensuring inventory is valued at full cost, including appropriate depreciation and depletion and other overhead allocation. These inquires were corroborated through the results of our testing of key controls EA 2, EA3, EA4 and EA5, the results of our analytical procedures and our test of details testing of the movements between the income statement and balance sheet amounts related to production costs as ore is added to the leach pads and subsequently removed.

•	ensuring leach-pads of ore have been recognized in inventory. These inquires were corroborated through the results of our testing of key controls EA 2, EA3, EA4 and EA5, the results of our analytical procedures and our test of details testing of the movements between the income statement and balance sheet amounts related to production costs as ore is added to the leach pads and subsequently removed.

•	Ensuring current / non-current classification of leach pads is correctly and consistently calculated. These inquires were corroborated through the results of our testing of key controls EA 2, EA3, EA4 and EA5, the results of our analytical procedures and our test of details testing of the movements between the income statement and balance sheet amounts related to production costs as ore is added to the leach pads and subsequently removed.

These audit procedures address the financial statement assertions of completeness, accuracy, valuation, existence, cutoff and presentation and disclosure.

11)	Testing Newmont’s inventory model assumptions including the engineers and assayers assumptions of the gold content of the respective leach pads (either through control testing or direct substantive procedures performed as of the balance sheet date). We noted that the engineers and assayers determination of the gold content of the leach pads is calculated and included in systems outside the primary accounting records. Such procedures included examining detailed support for physical counts and compilation data including expert’s surveys, counts results, historical production data trends, current production data and inquiring as to any changes in assumptions and methodology in determining the gold content as compared to the prior years and assessing the qualifications and experience of those responsible for these processes. These audit procedures address the financial statement assertions of completeness, accuracy, valuation, existence and cutoff.

12)	Examined the need for and calculation of valuation provisions against leach pad balances including assessment of the following items:

•	The use of spot commodity prices, forward sales contracts and future estimated processing costs to convert leach pads to finished product;

•	Whether there have been any significant changes in major products, methods of manufacture, cost methods, or basis of inventory valuation;

•	Whether product inventory is valued at full cost, including appropriate depreciation and depletion and other overhead allocation;

•	How management determines the amount of provisions required to reduce inventory to net realizable value;

•	Comparison of the book value of leach pad inventory with expected selling prices at the time of sale less cost of marketing, selling;

•	Whether provisions are consistent with prior years;

•	Falling selling prices (if any);

•	Any decisions, as part of the company’s strategy, to produce and sell products at a loss;

•	Whether carrying values of inventory exceed selling prices;

These audit procedures address the financial statement assertions of accuracy, valuation and presentation and disclosure.

13)	We observed the physical inventory processes conducted by the Company on December 28, 2005. This procedure addresses the financial statement assertion of existence.